SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Material Fact Corporate Merger Proposal by GOL Submitted to SMILES’ Board of Directors

São Paulo, December 7, 2020 – GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”), (NYSE: GOL and B3: GOLL4), Brazil’s #1 domestic airline, hereby announces to the market, in compliance with article 156, paragraph 4, of Law No. 6.404/76 and CVM Rule No. 358, of January 3, 2002, the following:

Corporate Merger Proposal

GOL, jointly with Gol Linhas Aéreas S.A. (“GLA”), sent a letter (“Letter”) today to the Board of Directors of Smiles Fidelidade S.A. (B3: SMLS3) (“SMILES”) (GOL, GLA and SMILES taken together the “GOL Group”) communicating its proposal for a merger of GOL’s two primary operating subsidiaries (“Proposal” and “Merger”, respectively).

The Merger, if implemented, will result in the migration of the SMILES’s shareholders who elect to do so to GOL’s and SMILES’ combined shareholders’ base, and the cash redemption by GOL of the shares of those who elect not to migrate. Should the proposal be accepted, in accordance with the Merger’s proposed terms, each common share of SMILES will entitle its holder to receive, at the end of the Merger, a consideration of (a) 0.825 preferred shares of GOL for each common share of SMILES (the “Exchange Ratio”), or (b) R$ 22.32 in cash for each common share of SMILES, or, alternatively (c) a combination of preferred shares of GOL and cash by specifying the number of common shares of SMILES to receive each type of consideration. The shareholder elections will be subject to adjustment such that no individual shareholder receives more than 80% of the consideration in preferred shares of GOL or cash. The Exchange Ratio represents a premium of approximately 26.3% above the 30-day volume-weighted-average-price exchange ratio of the two companies.

Ultimately, where applicable, the Merger will be submitted for approval by GOL’s and SMILES’ shareholders.

Merger and its Objectives

The Merger would result in the combination of the two operating subsidiaries of GOL, maximizing value for all shareholders by aligning the business objectives of both entities, ensuring the continued competitiveness of the airline and the loyalty program, simplifying corporate governance, strengthening the combined capital structure, and reducing operating, administrative and financial costs, and reducing tax inefficiencies.

GOL believes that, although the separate shareholding structure of SMILES and GOL benefited both entities historically - and has provided significant returns to SMILES shareholders since IPO - changes in the competitive dynamic of both the airline and the loyalty markets, recently accelerated and amplified by the effects of the pandemic, necessitate an unwinding of this structure and to permanently align their interests of the operating companies in order to ensure the long term competitiveness and viability of both businesses.

As of today, SMILES is the only publicly traded airline affiliated loyalty program. Following Life Miles’ recent reintegration into Avianca, Aeromexico’s negotiated purchase of Club Premier, Air Canada’s purchase of Aeroplan and LATAM’s purchase of Multiplus, SMILES is now the only frequent flyer program in the Americas that is separate from its sponsor airline. Increased competition in the credit card market, increasing competitiveness of non-airline sponsored loyalty programs and the strengthening of ties between GLA’s and SMILES’ two main competitors, including their codeshare agreement, pose significant competitive challenges to SMILES, as competing frequent flyer programs are likely to have access to a larger inventory of seats and destinations and therefore be more attractive to consumers and to bank partners.

1	GOL Linhas Aéreas Inteligentes S.A.

Material Fact Corporate Merger Proposal by GOL Submitted to SMILES’ Board of Directors

Furthermore, integration of airlines and loyalty programs by key competitors of SMILES and GOL allows them to freely and dynamically design and develop offers and products within each market to efficiently and profitably react to rapidly changing environments, a critical flexibility hindered by GOL and SMILES’s separate shareholder base and by the Operating Agreement structure.

Finally, while GLA is well positioned to emerge out of the crisis with a greater share of the market due to its cost structure advantage, the integration of SMILES and the associated loyalty cash flows into a single capital structure are critical to ensure continued reinvestment in the airline and in the loyalty program.

While GOL has worked relentlessly and successfully with all of its stakeholders to ensure that the GOL Group maintains adequate liquidity during the pandemic –rebalancing its debt amortization schedule, focusing on preserving jobs of highly-skilled and trained professionals, re-profiling its aircraft leasing liabilities, and strengthening commercial relationships with its main business partners– the recovery of GOL’s supply of seats and flights to pre-pandemic volumes is critical to restoring SMILES’s business dynamics and volumes, and this investment cannot be sustained without alignment. The symbiotic nature of the airline and is frequent flyer program inherently makes it challenging to individually strive for shareholder returns that conflict with the success across the entire group.

As such, GOL firmly believes that the Merger provides to the group the necessary synergies and level of coordination required to best continue to navigate the uncertain market conditions impacting the travel industry, ultimately generating the highest value for GOL and SMILES shareholders.

Due to the circumstances of the pandemic, GOL and GLA have informed SMILES’ Board of Directors of its intent to have all analysis and negotiations relating to the Proposal concluded within 30 days, and to have the shareholders’ meetings of both GOL and SMILES that will deliberate on the Merger to be summoned on or before January 18, 2020.

The detailed terms and conditions of the transaction will be specified in the Protocolo de Incorporação (Merger Agreement), which will be disclosed in due course, together with information provided for in CVM Rule No. 565, of July 15, 2015. GOL will keep its shareholders and the market informed of the Merger, pursuant to applicable regulations.

This material fact notice does not constitute an offer to sell, buy or exchange, or a solicitation of an offer to sell, buy or exchange, any security described herein, and no offer, sale, purchase or exchange of any such security will occur in any jurisdiction in which such offer, sale, purchase or exchange would be unlawful without prior registration or exemption pursuant to the applicable securities laws of such jurisdiction. In particular, any offer, sale, purchase or exchange will be made pursuant to registration under the U.S. Securities Act of 1933 (“Securities Act”) or pursuant to an exemption from registration or a transaction not subject to the registration requirements of the Securities Act.

2	GOL Linhas Aéreas Inteligentes S.A.

Material Fact Corporate Merger Proposal by GOL Submitted to SMILES’ Board of Directors

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

Disclaimer

Many of the factors that will determine if the Merger will be approved or not, and its terms, are beyond our ability to control or predict. In light of the significant uncertainties inherent in the Merger proposal described herein, readers should not place undue reliance on the possibility of the Merger happening. We cannot guarantee any future results as to the success of the negotiations and approvals relating to the Merger. This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice. The Company's non-financial information was not reviewed by the independent auditors.

****

3	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer